UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission file number: 001-40490

WalkMe Ltd.
(Translation of registrant’s name into English)

1 Walter Moses St.
Tel Aviv 6789903, Israel
+972 (3) 763-0333
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

On May 23, 2022, WalkMe Ltd. issued a press release titled “WalkMe Ltd. Announces First Quarter 2022 Financial Results.” A copy of the press release is furnished as Exhibit 99.1 herewith.

Other than as indicated below, the information in this Form 6-K (including in Exhibit 99.1) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

The U.S. GAAP financial information contained in the (i) condensed consolidated statements of operations, (ii) condensed consolidated balance sheets and (iii) condensed consolidated statements of cash flow included in the press release attached as Exhibit 99.1 to this Report on Form 6-K are hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (File Nos. 333-257354 and 333-263823).

The following exhibit is furnished as part of this Form 6-K:

Exhibit No.	Description

99.1	Press Release dated May 23, 2022 titled “WalkMe Ltd. Announces First Quarter 2022 Financial Results”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WalkMe Ltd.

By:	/s/ Andrew Casey
Name: Andrew Casey
Title: Chief Financial Officer

Date: May 23, 2022